Exhibit 99.2

BOQII HOLDING LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of Boqii Holding Limited (NYSE: BQ) (the “Company” or “we”) will be held on Monday, September 11, 2023 at 3:00 p.m. (China Time) / 3:00 a.m. (Eastern Time). The EGM will be held at the offices of Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai, People’s Republic of China, 201210.

The board of directors of the Company has fixed the close of business on August 14, 2023 (Eastern Time), as the record date (the “Record Date”) for determining the shareholders entitled to receive notice and to attend and vote at the EGM or any adjourned or postponed meeting thereof pursuant to the memorandum and articles of association of the Company currently in effect. Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares at the close of business on the Record Date are entitled to notice of, to attend and vote at, the EGM or any adjournment or postponement thereof. Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act directly through the depositary of the Company’s ADS program, The Bank of New York Mellon (the “Depositary”), if the ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. The resolution put to the vote at the EGM will be decided by poll.

The EGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions, to ensure the Company has enough ordinary share headroom to provide it with the ability to consider, and if appropriate, implement additional further funding options, including issuances of equity securities, in the foreseeable future, to optimize its business and seize opportunities to grow and to create greater value for shareholders:

1.

AS AN ORDINARY RESOLUTION, in accordance with Article 59 of the Twelfth Amended and Restated Memorandum and Articles of Association of the Company currently in effect, that the shareholders of the Company hereby authorize, approve, and confirm with immediate effect that the authorized share capital of the Company be increased from US$200,000 divided into 200,000,000 shares of par value of US$0.001 each; comprising (a) 129,500,000 Class A ordinary shares of par value of US$0.001 each; (b) 15,000,000 Class B ordinary shares of par value of US$0.001 each; and (c) 55,500,000 shares of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with its currently effective memorandum and articles of association to US$20,000,000 divided into 20,000,000,000 shares of par value of US$0.001 each, comprising (a) 15,000,000,000 Class A ordinary shares of par value of US$0.001 each; (b) 2,000,000,000 Class B ordinary shares of par value of US$0.001 each; and (c) 3,000,000,000 shares of US$0.001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with its currently effective memorandum and articles of association by the creation of:

(i)	additional authorized but unissued 14,870,500,000 Class A ordinary shares of par value of US$0.001 each;

(ii)	additional authorized but unissued 1,985,000,000 Class B ordinary shares of par value of US$0.001 each; and

(iii)	additional authorized but unissued 2,944,500,000 shares of par value of US$0.001 each.

2.

AS A SPECIAL RESOLUTION, in accordance with Article 61 of the Twelfth Amended and Restated Memorandum and Articles of Association of the Company currently in effect, that the shareholders of the Company hereby authorize, approve, and confirm with immediate effect that Article 75 of the Twelfth Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended (the “Amendment”) and Thirteenth Amended and Restated Memorandum and Articles of Association in the form attached hereto as Exhibit A reflecting the Amendment be adopted in substitution.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Hao (Louis) Liang
Hao (Louis) Liang
Chairman and Chief Executive Officer

Shanghai, China August 4, 2023

Exhibit A

Form of Thirteenth Amended and Restated Memorandum and

Articles of Association of the Company